March 20, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 011 8610 82166699

Ying Han
Chief Financial Officer
Asianfo Holdings, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun Shouth Street, Haidian District
Beiging 100086
China

Re: Asianfo Holdings, Inc.
 File No. 001-15713
      Form 10-K for Fiscal Year Ended
 December 31, 2004

Dear Mr. Han:

      We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

         Sincerely,

         Jorge L. Bonilla
         Senior Staff Accountant

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